FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 12, 2013

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Royal Dutch Shell plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	×
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

Due to a company reorganization, Capital Group International, Inc. (“CGII”) and Capital Research and Management Company (“CRMC”) will no longer report relevant holdings separately. With effect from 1 September 2012, the holdings under management will be reported in aggregate by the group’s parent company, The Capital Group Companies, Inc.

×
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See answer to Question 9
5. Date of the transaction and date on which the threshold is crossed reached:	8 March 2013
6. Date on which the issuer notified:	11 March 2013
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Cl A Ordinary (GB00B03MLX29)	6,329,685	6,329,685		6,329,685		6,329,685		0.0992%
Cl A ADRs (US7802592060)	38,582,742	77,165,484		38,318,052		76,636,104		1.2005%
Cl B Ordinary (GB00B03MM408)	92,692,772	92,692,772		91,962,723		91,962,723		1.4406%
Cl B ADRs (US7802591070)	71,640,123	143,280,246		72,054,467		144,108,934		2.2574%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
319,037,446	4.9976%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
The Capital Group Companies, Inc. ("CG") holdings	Number of Shares	Percent of Outstanding

Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	6,111,876	0.096%
Capital International Limited	378,755	0.006%
Capital International SArl	192,214	0.003%
Capital International, Inc.	272,184	0.004%
Capital Research and Management Company	312,082,41	4.889%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional Information
14. Contact Information	Mark Edwards Royal Dutch Shell plc
15. Contact Telephone Number	+44 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: March 12, 2013